October 7, 2024

Michael Welch
Chief Financial Officer
Asbury Automotive Group Inc.
2905 Premiere Parkway NW
Suite 300
Duluth, GA 30097

       Re: Asbury Automotive Group Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 10-Q for Fiscal Quarter Ended June 30, 2024
           Form 8-K Furnished August 2, 2024
           File No. 001-31262
Dear Michael Welch:

        We have reviewed your September 30, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 11, 2024 letter.

Form 8-K Furnished August 2, 2024
Form 10-Q for Fiscal Quarter Ended June 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations, page 15

1. Refer to your response to prior comment 1 that you believe the impact of the CDK
       Global cyber incident was not material to your operations and otherwise did not require further disclosure in the Form 10-Q beyond what was disclosed. The negative impact to your earnings per share for the quarter ended June 30, 2024 of $.95 to $1.15 per diluted share disclosed in your earnings release for the second quarter of fiscal
       2024 appears material in that it represented 68% to 83% of your reported diluted per share amount for the quarter. We note numerous references in the June 30, 2024 Form
 October 7, 2024
Page 2

       10-Q to the negative impact of the CDK incident and reference to higher accounts payable and floor plan payable balances impacting operating cash flow for the period.
       To the extent the CDK cyber incident is cited as a factor affecting results of operations and operating cash flows between periods, please quantify the impact so investors may understand its magnitude and relative impact. Refer to section III.D of
       Release No. 33-6835 (501.04 of the staff   s Codification of Financial
Reporting
       Releases) for guidance.
       Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services